TRANSGLOBE ENERGY CORPORATION ANNOUNCES
CEO SUCCESSION AND OPENING OF LONDON, UK OFFICE

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, September 14, 2018 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces that, as part of the Company's ongoing succession planning, Ross Clarkson will retire as the Company’s CEO effective December 31, 2018. Randall (Randy) Neely, TransGlobe’s current President, will assume the role of President and Chief Executive Officer.  Mr. Clarkson will remain with the Company as a Non-executive Director and both Mr. Clarkson and Mr. Neely intend to stand for re-election to the Company’s Board of Directors at the AGM in 2019.

Robert Jennings, Chairman of TransGlobe, stated:
"On behalf of the Board and the employees of TransGlobe I want to thank Ross for his significant contributions to the Company for the more than 20 years he served as President and CEO.  We look forward to his continued stewardship and contributions as an on-going board member."

Ross Clarkson, Outgoing CEO, said:
"I am very proud of what we have achieved as a team over the past twenty plus years, and would like to thank all of our staff and the Board for their contributions to that success.

“Following the recent London listing and with the opening of the executive office in London this month, this is the appropriate time to announce Randy’s transition to the CEO role at the end of the year. I feel very strongly that TransGlobe is well positioned to use its position as a leading operator in Egypt to expand its operations internationally.

“I look forward to working with Randy and the entire executive team from a board advisory position and to continue contributing to the success of TransGlobe.”

London Office
The Company has opened an executive office in London to increase its investor profile in the London and European markets and to be closer to its primary area of operations and focus of business development opportunities. Effective immediately, Randy Neely will be based in London and will be joined, later this fall, by Lloyd Herrick, VP and COO and Eddie Ok, VP Finance and CFO.

For further information, please contact: Investor Relations Telephone: 403.264.9888 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com TransGlobe Energy Via FTI Consulting
Ross Clarkson, Chief Executive Officer Randy Neely, President Eddie Ok, Chief Financial Officer www.trans-globe.com
Canaccord Genuity (Nomad & Joint Broker) +44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor James Asensio
GMP First Energy (Joint Broker) +44(0)207 448 0200
Jonathan Wright
FTI Consulting (Financial PR) +44 (0) 203 727 1000
Ben Brewerton Emerson Clarke Genevieve Ryan transglobeenergy@fticonsulting.com